

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2013

<u>Via Email</u>
Mr. Frank A. Wilson
Senior Vice President and
 Chief Financial Officer
PerkinElmer, Inc.
940 Winter Street
Waltham, Massachusetts 02451

  Re: PerkinElmer, Inc.
    Form 10-K for the Fiscal Year Ended December 30, 2012
    Filed February 26, 2013
    File No. 001-05075

Dear Mr. Wilson:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Martin James

      Martin James
      Senior Assistant Chief Accountant